Auditors’ Report

To the Directors of Enterra Energy Trust:

We have audited the accompanying statement of revenue and operating expenses of the East Central Alberta Properties for year ended December 31, 2003. This information is the responsibility of the management of Enterra Energy Trust. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, this statement presents fairly, in all material aspects, the revenue and operating expenses of the East Central Alberta Properties described in Note 1 for the year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada	(signed) "Deloitte & Touche LLP"
April 8, 2004	Chartered Accountants

ENTERRA ENERGY TRUST Statement of Revenue and Operating Expenses of the East Central Alberta Properties For the Year Ended December 31, 2003 (Expressed in Canadian Dollars)
$

REVENUE	23,909,512

ROYALTIES	(2,788,111)

OPERATING EXPENSES	(12,433,333)

EXCESS OF REVENUE OVER OPERATING EXPENSES	8,688,068

See accompanying notes.

1. BASIS OF PRESENTATION

Under an agreement that closed January 30, 2004, Enterra Energy Trust (the "Trust") acquired a working interest in certain petroleum and natural gas properties in East Central Alberta (the "East Central Alberta Properties").

This statement has been derived from financial information provided by the vendor of the East Central Alberta Properties and relates only to the working interests in such properties that were acquired by the Trust. These statements do not include any expenses related to general and administrative costs, interest, income and capital taxes or any provisions related to depletion, depreciation or future site restoration and abandonment.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue

Oil sales are recorded when title to the commodities passes to the purchaser.

(b) Royalties

Royalties include all costs related to crown, freehold and gross overriding royalties.

(c) Operating expenses

Operating expenses include all costs related to the lifting, gathering, transporting and processing of oil.

3. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA

The statement of revenue and operating expenses was prepared in Canadian dollars and in accordance with generally accepted accounting principles in Canada. There are no differences in accounting principles with those in the United States of America.